Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Home Federal Savings Bank Employees'
Savings and Profit Sharing Plan:

We consent to the incorporation by reference in the HMN Financial, Inc. Registration Statement (No. 33-88228 on Form S-8) on Form 11-K of HMN Financial, Inc. of our report dated June 20, 2014, with respect to the statement of net assets available for benefits of the Home Federal Savings Bank Employees' Savings and Profit Sharing Plan as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2014 annual report on Form 11-K of the Home Federal Savings Bank Employees' Savings and Profit Sharing Plan.

KPMG LLP

Minneapolis, Minnesota
June 19, 2015